Annual Report Cover Description
- -------------------------------
The Annual Report Cover for Payco American Corporation is herewith described in order to comply with Securities and Exchange Commission electronic filing requirements.

      Black glossy cover with a picture of the world
(approximately 5.5 inches in diameter off center to the right), revealing primarily the North and South American continents.

The following wording also appears on the front cover of the Annual Report in yellow or white print.

(top left corner)     1994 ANNUAL REPORT

(bottom left corner)  PAYCO (registered trademark)
                       AMERICAN
                      C O R P O R A T I O N
                      The Receivable Management Company

Annual Report Inside Cover Wording and Description
- --------------------------------------------------
The inside cover of the Annual Report provides the following statements.

PAYCO AMERICAN CORPORATION

     V I S I O N

        We will deliver best-in-class receivable management solutions to markets worldwide while increasing shareholder worth.

     V A L U E S

       We will achieve our VISION by upholding these VALUES:

       - Exceed customer expectations and build enduring relationships.

       - Practice honesty, openness and respect in our relationships with fellow employees, customers, consumers, regulatory bodies and suppliers.

       - Provide employees equal opportunity and treatment, ongoing training, career opportunities, competitive and performance-based compensation and a modern, safe work environment.

       - Preserve Human Dignity (PHD) in our collection activities.

       - Adhere to all collection and other applicable laws and regulations--embracing their intent and spirit.

     -   Evaluate and improve work processes on a continuous basis.

ABOUT PAYCO AMERICAN CORPORATION
- -----------------------------------------------------------------
     Founded in 1959 and headquartered in Brookfield, Wisconsin, Payco American Corporation, through various subsidiaries, provides a full range of accounts receivable management services to credit-granting clients. Payco provides nationwide account coverage through its network of more than 40 offices across the United states, and Puerto Rico, and employs more than 3,300 people. Payco also is majority owner of joint ventures in Mexico City, Mexico and Tokyo, Japan that provide receivable management services.

     Payco's services include: - third-party debt collection services for clients in the credit card, education, energy, health care, retail and telecommunications industries as well as local, state and federal government agencies and departments - commercial (business to business) debt collection - pre-collection programs - current-account billing programs for health care and student loan clients - contract management services in which Payco personnel work on-site at a client's location to render expertise in various accounts receivable areas, from billing to collection - worldwide training and consulting - telemarketing. In addition, Payco purchases and manages portfolios of accounts receivable.

The following table is presented in lieu of a bar graph illustration which appears in the paper copy of the 1994 Annual
Report. This information is presented in this format in compliance with the Securities and Exchange Commission electronic filing requirements.

   Comparison of Five Year History of Accounts Received for
   Collection, Operating Revenue and net Income Per Share
- --------------------------------------------------------------

       ACCOUNTS RECEIVED        OPERATING
       FOR COLLECTION           REVENUE           NET INCOME
      (in Billions of         (in Millions        PER SHARE
YEAR     Dollars)              of Dollars)       (in Dollars)
- ----  ----------------        ------------       -------------
1990       2.7                    106.3               0.54
1991       3.1                    112.5               0.49
1992       3.4                    123.6               0.33
1993       3.5                    150.8               0.40
1994       3.2                    150.7               0.45

SELECTED FINANCIAL DATA

- ---------------------------------------------------------------------------------------------------
The following amounts are
presented in thousands of
dollars except per share data.              1994        1993         1992        1991        1990
- ----------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31:

Accounts Received for Collection    $3,246,000  $3,538,000   $3,378,000  $3,097,000  $2,659,000

Operating Revenue                      150,696     150,795      123,585     112,452     106,253

Net Income                               4,559       4,001        3,288       4,932       5,421

Net Income Per Share                      0.45        0.40         0.33        0.49        0.54

AS OF DECEMBER 31:
- ----------------------------------------------------------------------------------------------------
 Total Assets                           87,498      79,081       73,232      63,590      58,883

Long-Term Debt                             395         447          255          95         180

The Company has no cash dividend paying history.

MARKET FOR COMPANY'S STOCK
AND RELATED SECURITY MATTERS
- -------------------------------------------------------------------------------
The Company's stock is traded
principally in the over-the-counter      QUARTER ENDED          HIGH      LOW
market.  The number of sharehold-        ______________________________________
ers of record on December 31, 1994       March 31,1993         $11.00     $8.13
was 675.                                 June 30,1993            9.25      7.25
                                         September 30, 1993      8.25      6.25
The following table shows the high       December 31, 1993      11.50      7.00
and low closing sale prices reported     March 31, 1994         12.00      9.00
in the NASDAQ National Market            June, 30, 1994         10.00      8.50
System.                                  September 30, 1994      9.50      8.25
                                         December 31,1994        9.50      6.50

TO OUR SHAREHOLDERS
- -----------------------------------------------------------------

DEAR FELLOW SHAREHOLDER:

Revenue for the year was $150.7 million, compared to $150.8 million in 1993. Due to effective cost controls, earnings per share increased to $0.45 for 1994, up 12.5% from $0.40 for 1993.

                       FTC MATTER RESOLVED
     On March 8, 1995, the Company reached a settlement in its litigation with the Federal Trade Commission that had been pending in federal court in Wisconsin. In a complaint filed in August 1993, the Federal Trade Commission alleged that the Company had violated the Federal Fair Debt Collection Practices Act. The Company vigorously defended the case and asserted that any violations of the Act were contrary to the policy and practice of the Company. The case was resolved with a consent decree in which the Company did not admit any liability. The consent decree further provides that the Company pay a civil penalty of $500,000 and take additional steps to ensure compliance with the Act. The Company had previously established a reserve adequate to cover the cost of the consent decree. The Company further believes that compliance with the provisions of the consent decree will not materially affect its financial condition or ongoing operations.


                           STRATEGIES
     The Company's Vision is to deliver best-in-class receivable management solutions to markets worldwide while increasing shareholder worth. We believe we can and will achieve that Vision by continuing to pursue four primary strategies. They are:
     1. Be #1 with our clients.
     2. Improve customer service.
     3. Control costs.
     4. Pursue acquisitions and new business opportunities.

     The Company advanced these strategies in a number of ways in 1994, as outlined below.

                           WIN
    In 1994, Payco signed an agreement with Ontario Systems Corporation for a new accounts receivable management system called WIN (World-class Integrated Network).
     This agreement represents a major strategic investment for the Company. We will invest approximately $15 million to purchase, customize and install WIN in all of our offices. WIN will improve productivity, allow greater flexibility and be easy to use. It will integrate all receivable management functions and provide excellent custom reporting capabilities.
     In addition, WIN will integrate our services for the health care industry, thus positioning us for growth in this market.

                    ADDITIONAL STRATEGIC INITIATIVES
     In 1994, Payco:
     - initiated a formal, ongoing plan to create a complaint-free collection environment. As part of this plan, we hired a Compliance Officer, implemented a new collection process auditing program, new collector training programs and an internal awareness campaign.
     - initiated a $4 million upgrade of the University Accounting Service (UAS) student loan billing system. The upgraded system will dramatically enhance our internal productivity and allow us to provide a more competitive service.
     - converted to a new accounting system, Oracle Financials, that provides more efficient information processing and greater capacity.
     - invested in new telephone systems at several of our largest offices. The new systems reduced costs while providing better communication.
      - expanded Total Quality Management (TQM) training. TQM assists in understanding our clients' needs and in improving our work processes. These activities will lead to better service to our clients and lower costs to us. We plan to continue expanding TQM in 1995.
     - reorganized our Sales Department, effective January 1, 1995, along "national" and "local" lines to improve sales effectiveness and customer service.
     - created a national bank card collection center at our Pleasanton, California office to serve the bank credit card market. Centralizing our bank card collection operations allows us to concentrate the resources and expertise required to provide superior service and results, leading to increased market share.
     - won the opportunity to sell Health Care Cost Recovery
(HCCR) services to medical treatment facilities operated by the United States Department of Veterans Affairs, Department of Defense, Public Health Service and Indian Health Services.

                          ACQUISITIONS
     Effective January 1, 1995 and February 1, 1995, respectively, the Company acquired the assets that comprise the collection businesses of Furst and Furst (F&F) and Continental Credit Adjustors (CCA). F&F is a leading provider of collection services to commercial credit grantors throughout the country. CCA is located in Houston, Texas and serves medical and retail markets throughout Texas. On a combined basis, these companies generated more than $8 million in revenue in 1994. We look forward to the contributions these acquisitions will make to our Company.
                          NEW DIRECTOR
     In 1994, Bo Goranson, Chairman of Intrum Justitia, the leading debt collection firm in Europe, joined our Company's Board of Directors as an outside director. In turn, Payco's Chairman, Dennis Punches, has joined the Supervisory Board of Intrum Justitia.
     The exchange of board members provides each company with an opportunity to take advantage of senior management experience in the receivable management industry. Goranson brings valuable international experience to Payco's Board at a time when the Company is expanding into international markets.

              STUDENT LOAN AND HEALTH CARE MARKETS
     Implementation of the Federal Direct Student Loan Program is being questioned by Congress. Any delay in the implementation would benefit the level of student loan account placements. We continue to monitor both the direct student loan and guaranteed student loan programs in pursuit of opportunities.
     We also continue to closely watch proposed changes in the health care industry. It is unclear at this time what changes might be implemented, when they would be implemented, and what impact, if any, they would have on the Company's business.

                  CHALLENGES AND OPPORTUNITIES
     The environment in which we operate is changing. The market is increasingly choosing vendors based upon price, thereby creating downward pressure on fees. At the same time, clients are demanding more in both quantity and quality of service.
     We believe we can effectively deal with these challenges by continuing to focus on the strategies of being #1 with our clients, improving customer service and controlling costs.
     The Company in 1995 will focus on further improving the productivity and performance of our collectors by identifying and sharing "best practices" Companywide.
     We estimate our share of accounts placed for collection with third-party collection agencies in the U.S. to be less than 10 percent. We see ample opportunity to increase market share by performing at a #1 level for our clients and by selectively pursuing acquisitions of collection-related businesses. We will continue to pursue improved productivity and cost reductions.
     The bank card and health care industries, as well as our commercial receivable management services, should provide excellent near-term growth possibilities. We will continue to evaluate the accounts receivable management industry seeking additions to our non-collection businesses.

     We again sincerely thank our clients for their business. We are grateful to our employees, many of whom are shareholders, for their efforts in 1994. We thank our Directors for their guidance and support, and you, our shareholders, for your continued confidence in the Company.



Very truly yours,


[Photograph of Dennis G. Punches]

/S/DENNIS G. PUNCHES
Dennis G. Punches
Chairman of the Board

[Photograph of Neal R. Sparby]

/S/NEAL R. SPARBY
Neal R. Sparby
President
Chief Executive Officer

CONSOLIDATED BALANCE SHEETS(in thousands of dollars except share and per share data)
- -----------------------------------------------------------------------------------------------
December 31,                 1994     1993                                        1994     1993
- -----------------------------------------------------------------------------------------------
ASSETS                                          LIABILITIES & SHAREHOLDERS'
                                                       INVESTMENT
   CURRENT ASSETS:                                 CURRENT LIABILITIES:
Cash and Cash Equivalents  $10,867  $14,014     Collections Due to Clients      $17,794  $18,373

Cash and Cash Equivalents                       Accounts Payable                  5,459    4,620
Held for Clients           17,794   18,373
                                                Notes Payable                     6,200    2,000

                                                Obligations under Capital
Accounts Receivable-Trade                        Leases                              77      119
 Net of Allowances          15,541   13,279     Accrued Liabilities-
                                                 Salaries and Benefits            5,597    5,432
Accounts Receivable-                             Taxes, Other Than Income         1,101    1,007
 Purchased                  13,826    8,587      Other                            1,698    1,181

Prepaid Expenses             1,054      920     Deferred Revenue                    192      238
Accrued Income Taxes            23        -
Deferred Income Taxes          743      818     Accrued Income Taxes                   -     944
                           -------- --------                                    -------- --------
Total Current Assets        59,848   55,991     Total Current Liabilities        38,118   33,914
PROPERTY AND EQUIPMENT:                         OTHER LONG-TERM LIABILITIES         942      883

Data Processing Equipment   33,105   30,688     DEFERRED INCOME TAXES                  -     253
Furniture and Equipment     11,334   10,500
Leasehold Improvements       2,998    2,844     LONG-TERM DEBT                      334      309
Property Held under
Capital Leases                 634      671     OBLIGATIONS UNDER CAPITAL
                            -------- --------    LEASES                               61      138
                            48,071   44,703
Less-Accumulated                                COMMITMENTS AND
Depreciation and                                CONTINGENCIES  (Note 10)
Amortization                34,463   31,237
                           -------- --------    SHAREHOLDERS' INVESTMENT:
Net Property and Equipment  13,608   13,466     Preferred Stock,

                                                 No Par Value-
ACCOUNTS RECEIVABLE-                             Authorized 500,000 Shares,
PURCHASED                    4,164    2,413      None Issued                           -        -
                                                 Common Stock,
OTHER LONG-TERM                                  $0.10 Par Value-Authorized
RECEIVABLES                    839      485      50,000,000 Shares, Issued
                                                 & Outstanding, 10,128,503
NON-COMPETE COVENANTS, NET   2,691    2,833      and 10,075,886 Shares,           1,013    1,008
                                                 Respectively
GOODWILL, NET                5,939    3,746     Additional Paid-In Capital        1,586    1,084

DEFERRED INCOME TAXES          287        -     Stock Options Issuable              704    1,311

OTHER ASSETS                   122      147     Retained Earnings                44,740   40,181
                                                                                -------- --------
                                                Total Shareholders' Investment   48,043   43,584
                           -------- --------                                    -------- --------
                           $87,498  $79,081                                     $87,498  $79,081
                           ======== ========                                    ======== ========

=================================================================================================
The accompanying notes are an integral part of these consolidated balance sheets.

                                               5

CONSOLIDATED STATEMENTS OF INCOME (in thousands of dollars except share and per share data)
- ------------------------------------------------------------------------------------------
For the years ended December 31,          1994          1993        1992
- -------------------------------------------------------------------------------------------
OPERATING REVENUE                       $150,696      $150,795    $123,585

OPERATING EXPENSES:
Salaries and Benefits                     82,786        82,007      66,715
Telephone                                 10,846        10,160       8,163
Postage and Supplies                       8,962         9,206       8,123
Occupancy Costs                            8,381         8,741       7,609
Data Processing Equipment                  7,353         7,938       6,014
Amortization of Acquisition Costs         12,543        13,874      10,947
Other Operating Costs                     11,360        11,362      10,203
                                         -------       -------    --------
Total Operating Expenses                 142,231       143,288     117,774
                                         -------       -------    --------
Income from Operations                     8,465         7,507       5,811
                                         -------       -------    --------
OTHER INCOME, Primarily from
 Short-Term Investments                       68            28          65
INTEREST EXPENSE                             148           268          94
                                         -------       -------     -------
Income before Income Taxes                 8,385         7,267       5,782
PROVISION FOR INCOME TAXES                 3,826         3,266       2,494
                                         -------       -------     -------
NET INCOME                              $  4,559      $  4,001    $  3,288
                                         =======       =======     =======
WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING                           10,080,889    10,075,886  10,075,886
NET INCOME PER SHARE                       $0.45         $0.40       $0.33

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
(In thousands of dollars except share data)
______________________________________________________________________________________
For the three years ended December 31,1994
______________________________________________________________________________________
                                          Additional    ESOP       Stock
                         Common Stock      Paid-In     Deferred    Options   Retained
                       Shares     Amount   Capital   Compensation  Issuable  Earnings
______________________________________________________________________________________
BALANCE
December 31, 1991     10,075,886  $1,008  $1,084     $(95)          $1,311   $32,892

Net Income                 -          -       -        -                 -     3,288
ESOP
 Deferred Compensation     -          -       -        95                -        -
_____________________________________________________________________________________
BALANCE
December 31, 1992     10,075,886   1,008   1,084       -              1,311   36,180

Net Income                 -          -       -        -                 -     4,001
_____________________________________________________________________________________
BALANCE
December 31, 1993     10,075,886   1,008   1,084       -             $1,311   40,181

Net Income                 -          -       -        -                 -     4,559
Exercise
 of Stock Options        52,617        5     502       -               (607)      -
_____________________________________________________________________________________
BALANCE
December 31, 1994     10,128,503  $1,013  $1,586    $  -             $  704  $44,740

=====================================================================================
The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of dollars)
- --------------------------------------------------------------------------------
For the years ended December 31,                        1994     1993     1992

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                           $  4,559 $  4,001 $  3,288

Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:

Amortization of Acquisition Costs                      12,543   13,874   10,947
Depreciation and Amortization                           4,681    4,777    4,306
Benefit of Deferred Income Taxes                         (465)    (363)    (452)

Changes in Assets and Liabilities:
  Accounts Receivable                                  (2,262)    (761)  (1,598)
  Prepaid Expenses                                       (119)     444     (388)
  Accounts Payable                                        839     (838)   1,636
  Accrued Liabilities                                     835    1,442    1,193
  Deferred Revenue                                        (46)      34       89
  Accrued Income Taxes                                   (967)     302     (295)
                                                      -------- -------- --------
Net Cash Provided by Operations                        19,598   22,912   18,726
                                                      -------- -------- --------
CASH FLOWS (USED IN) INVESTING ACTIVITIES:
Capital Expenditures, Net of Retirements               (4,755)  (2,598)  (4,762)
Purchase of Accounts Receivable                       (17,309) (15,152) (10,671)
Purchase of Other Businesses                           (4,333)       -   (6,215)
Long-Term Notes Receivable                               (354)    (485)       -
                                                      -------- -------- --------
Net Cash Used In Investing Activities                 (26,751) (18,235) (21,648)
                                                      -------- -------- --------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Net Proceeds (Payments) Under Line of Credit            4,200   (1,600)   3,600
Payments Under Capital Lease Obligations                 (119)    (245)     (74)
Other Long-Term Debt                                       25      309        -
Proceeds from Exercise of Stock Options                  (100)       -        -
                                                      -------- -------- --------
Net Cash Provided by (Used In) Financing Activities     4,006   (1,536)   3,526
                                                      -------- -------- --------

Net Increase (Decrease) in Cash and
   Cash Equivalents                                    (3,147)   3,141      604
Cash and Cash Equivalents at
   Beginning of Year                                   14,014   10,873   10,269
                                                      -------- -------- --------
Cash and Cash Equivalents at End of Year             $ 10,867 $ 14,014 $ 10,873
===================================================  ======== ======== ========
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid For:
     Income Taxes, Net of Refunds                    $  5,374 $  3,327 $  3,242
     Interest                                             216      266       83

================================================================================
The accompanying notes are an integral part of these consolidated  statements.

                                           8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Payco American Corporation and its subsidiaries (the Company) are engaged in the accounts receivable management business. The Company's primary business is the collection of current and past due accounts receivable through its national network of collection offices. The Company also provides telemarketing and billing services, in addition to specialized accounts receivable management consulting services. The Company also purchases and manages discounted receivable portfolios.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Payco American Corporation and its majority-owned subsidiaries.
All significant intercompany transactions and balances have been eliminated in consolidation.

REVENUE RECOGNITION

Collection revenue is recognized at a commission rate when a collection payment is received. Revenue is recognized on purchased accounts receivable portfolios when payments are collected. Revenue on all other services provided by the Company is recognized as the service is performed.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of in the normal course of business, the cost and related accumulated depreciation are removed from the accounts, and resulting gains or losses are included in the Consolidated Statements of Income. The Company provides for depreciation and amortization by the straight-line method over the estimated useful lives as follows:

Data Processing Equipment             3-8  years
Telephone Equipment                   3-7  years
Office Furniture & Other              3-10 years

Leasehold improvements are amortized over the term of the related leases.

GOODWILL AND ACQUISITION COSTS

Goodwill represents the excess of purchase price over the fair market value of net assets of acquired businesses. Goodwill is amortized on a straight-line basis principally over 20 years. Accumulated amortization at December 31, 1994 and 1993 totalled $1.2 million and $861,000, respectively.

Non-compete covenants are recorded at cost and are amortized on a straight-line basis over the term of the covenant, typically three to seven years. Accumulated amortization at December 31, 1994 and 1993 totalled $5.5 million and $4.8 million, respectively.

ACCOUNTS RECEIVABLE-PURCHASED

Purchased accounts receivable portfolios are recorded at cost and amortized, based upon a percentage of expected collections, over the life of the individual portfolios. The amortization rates are reviewed periodically and adjusted, based on the projected overall collection performance of each portfolio. Although the contractual lives of certain purchased receivables is 20 years, management expects to recover its portfolio costs over four years.

CASH AND CASH EQUIVALENTS

Short-term investments, which consist of certificates of deposit, government instruments and commercial paper, are included in Cash and Cash Equivalents on the Consolidated Balance Sheets. Short-term investments at December 31, 1994 and 1993 were $1.8 million.

The Company considers all highly liquid investments with an original maturity of less than 90 days to be cash equivalents for cash flow purposes.

INCOME TAXES

During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the provisions of the new Statement, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The impact of adopting this new standard was not material.

Prior to 1993, the Company followed the liability method of accounting for income taxes in accordance with SFAS No. 96.

RECLASSIFICATION

Certain 1993 and 1992 amounts have been reclassified to conform to presentation for 1994.

2.  INCOME TAXES
_________________________________________________________________
The provision for income taxes for the three years ended December
31, 1994 consists of the following:
- -----------------------------------------------------------------
(Dollars in thousands)               1994       1993      1992
- ----------------------------------------------------------------
Current:
  Federal                          $3,336     $2,795     $2,297
  State and foreign                   955        834        649
                                   ------     ------     ------
Total current                       4,291      3,629      2,946
Total deferred                      ( 465)    (  363)    (  452)
                                   ------     ------     ------
Total provision                    $3,826     $3,266     $2,494

=================================================================

The following is a reconciliation of the statutory Federal rate to the effective tax rate applicable to the Company's
consolidated income before taxes:
- ----------------------------------------------------------------
                                     1994       1993      1992
- ----------------------------------------------------------------
Federal statutory rate               34.0%      34.0%     34.0%
State and foreign taxes
  Net of federal benefit              7.6        6.9       5.9
  Other                               4.1        4.0       3.2
                                     -----      -----     -----
Effective tax rate                   45.7%      44.9%     43.1%
                                    ======      =====     =====

The components of the net deferred tax asset (liability) as of
December 31, 1994 and 1993 were as follows:
- -----------------------------------------------------------------
(Dollars in thousands)                      1994     1993
- -----------------------------------------------------------------
Deferred tax assets:
  Related to intangible assets           $   847    $   473
  Deferred compensation                      914      1,195
  Accruals and reserves not currently
     deductible for tax purposes             743        763
                                          -------   -------
  Total deferred tax assets                2,504      2,431
Deferred tax liabilities:
  Related to fixed assets                 (1,407)   ( 1,632)
  Other                                   (   67)   (   234)
                                          ------     ------
  Total deferred tax liabilities          (1,474)   ( 1,866)
                                         --------   -------
 Net deferred tax asset                  $ 1,030    $   565

=================================================================

The net deferred tax asset is classified in the December 31, 1994 and 1993 Consolidated Balance Sheets as follows:
- -----------------------------------------------------------------
(Dollars in thousands)                    1994         1993
- -----------------------------------------------------------------
Non-current deferred income tax
  asset (liability)                       $  287      $( 253)
Current deferred income tax asset            743         818
                                          ------      ------
Net deferred tax asset                    $1,030      $  565

=================================================================

3.  EMPLOYEE BENEFIT PLANS

The Company maintained a separate profit sharing/401(k) savings plan and an Employee Stock Ownership Plan (ESOP) during 1993 and 1992. The discretionary contributions to the profit sharing plan/401(k) savings plan that were charged to operations for the years ended December 31, 1993 and 1992 were $200,000 and $50,000, respectively. Effective January 1, 1994, the Company amended the profit sharing/401(k) plan to add a provision to allow for partial matching of employee contributions by the Company. All employees who participate in the savings feature are eligible to participate in the employer matching contributions. For each dollar an employee contributes up to 4% of compensation, the Company contributes 20%. During 1994 the charge to operations for matching contributions was $163,000. No discretionary contribution was made to the ESOP during 1993 or 1994. The discretionary contribution to the ESOP that was charged to operations in 1992 was $99,000. All ESOP shares have been allocated to participant accounts.

Effective January 1, 1995, the ESOP was merged into the profit sharing/401(k) savings plan. In conjunction with the merger of the plans, the new combined plan, the PAYCO AMERICAN RETIREMENT PLAN, was amended to provide the employee with the ability to continue to purchase the Company's common stock through the 401(k) savings feature of the plan.

The Company does not provide post-retirement health or life insurance benefits or significant post-employment benefits to employees.

4.  ACCOUNTS RECEIVABLE PURCHASED

In November, 1990, the Company began purchasing discounted accounts receivable portfolios. Revenue recognized on cash collected from these portfolios totalled $13.1 million, $14.3 million and $11.6 million during 1994, 1993 and 1992, respectively. Amortization costs associated with these revenues totalled $10.3 million, $11.8 million and $8.9 million during 1994, 1993, and 1992, respectively.

5.  OPERATING REVENUE

The Company has one client that contributed approximately 9% of its total operating revenue in 1994, 10% in 1993 and 9% in 1992.

6.  TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are reported net of an allowance for doubtful accounts. The allowance at December 31, 1994 and 1993 was $555,000 and $416,000, respectively.
                            10
Trade accounts receivable consist of amounts due from clients which can be summarized into "Group Concentrations of Credit Risk" as defined in the SFAS No. 105. As of December 31, 1994, 35% and 17% of the Company's accounts receivable were from clients in the health care and education industries, respectively, as compared to 34% and 29% as of December 31, 1993.

7.  PURCHASE OF OTHER BUSINESSES

During 1992 the Company purchased certain assets of three companies at a total cost of $6.2 million.

On February 1, 1994 the Company purchased certain assets of Indiana Mutual Credit Association, Inc. (IMC) at a cost of $3 million, plus certain payments contingent on performance. IMC provides accounts receivable management services primarily to the medical marketplace through its office in Indianapolis, Indiana.

Effective January 1, 1995 the Company purchased certain assets of Furst and Furst (F&F). F&F provides accounts receivable management services to commercial clients through offices in Illinois, New Jersey and California. Effective February 1, 1995 the Company purchased the collection business of Continental Credit Adjustors (CCA). CCA is located in Houston, Texas and provides primarily medical and retail collection services to Texas clients. A total of $4.9 million was paid for these companies via cash and a note payable. In addition, the purchase contracts require certain future payments contingent on performance.

The pro forma impact on the results of operations of the Company, had the acquisitions been made as of the beginning of the year purchased, would not have been material. All activity subsequent to the acquisitions has been reported in the consolidated financial statements of the Company.

8.  STOCK PLANS

The Board of Directors has approved various stock option plans for certain employees and officers. The stock options have been granted at market prices. Under a stock option plan established in 1988, the Board of Directors granted options to purchase up to 500,000 shares of common stock. The award of such options was dependent upon meeting certain performance goals over the three year period ended December 31, 1991. Under the 1988 plan, options to purchase 306,367 shares of common stock have been awarded to management, and 193,633 options have been forfeited. Under a 1992 stock option plan, 443,500 options have been granted of which 11,500 options have been forfeited.

The Company also maintains a common stock equivalent plan. Under this plan certain management employees were granted, at the discretion of the Board of Directors, units that are valued at the market price of the Company's common stock. Employees vest in these units over the sixth to tenth year of service subsequent to the award. The units are to be paid out at the Board's discretion in common stock or cash. Participants can make an election to defer receipt of the value of the units until termination of their employment. In the absence of such election, participants are paid 20% of the value on the 6th through 10th anniversary dates of the grant. As of December 31, 1994 there were 158,332 outstanding units awarded under the plan. The Board has no plans to award any additional units under this plan. On May 19, 1992 participants representing 160,831 units in the common stock equivalent plan agreed to cap the value of units awarded to a maximum value of $12.63 per unit. In exchange for this agreement the Board of Directors granted each participant an equivalent number of options to purchase shares of the Company's common stock at the then current market price of $12.63. This agreement was amended on May 20, 1993, to cap the value of units awarded to a maximum value of $7.50 per unit in exchange for a reduction of their option price to $7.50. Of the 160,831 options granted under this agreement, 10,046 and 3,213 were forfeited in 1993 and 1994, respectively.

The Company realized compensation expense related to the common stock equivalent plan of $53,000, $(209,000), and $18,000 for the years ended 1994, 1993 and 1992 respectively. The related accrual is included in Other Long-Term Liabilities.

The following table summarizes stock option activity for each of the three years in the period ended December 31, 1994 and options outstanding as of December 31, 1994.
=================================================================
Stock option activity for the three years ended December 31, 1994 was as follows:
                                             Options Exercised
        Options Awarded        Option Price    or Forfeited
        ---------------        ------------    ---------------
1992       604,331             $7.50-12.25          -
1993        -                       -              17,046
1994        -                       -              96,477

As of December 31, 1994, options outstanding were as follows:
        Options Outstanding    Exercise Price       Expiration
        -------------------    --------------       ----------
            82,219               $ 4.38             1995-1996
           139,500               $12.25                1999
           292,500               $ 7.81                1999
           147,572               $ 7.50                2002

The impact of these options on earnings per share is immaterial.
=================================================================

9.  LINE OF CREDIT

On December 14, 1994 the Company and its bank agreed to increase the Company's line of credit from $15 million to $25 million.
All loans made to the Company by the bank under the line of credit are payable upon demand and are evidenced by a single promissory note. The Company is not required to maintain compensating balances, and there are no restrictive covenants under the agreement. As of December 31, 1994, the Company had $18.8 million available under the line of credit. Funds borrowed were used primarily to finance the purchase of accounts receivable portfolios during the fourth quarter. The weighted average interest rate at December 31, 1994 was 6.98%. The maximum interest rate at December 31, 1994 was 7.40%.

The Company borrows funds under its line of credit as needed and repays the notes as funds become available from operations. The following table provides supplemental information for the three years ended December 31, 1994.

=================================================================

                                                       Weighted
                     Weighted                           Average
                      Average                           Interest
                      Interest        Amounts           Rate
Year Ended    Ending  Rate at       Outstanding         During
the
December 31,  Balance Year End     Maximum Average(1)   Year(2)
- ------------  ------- -----------  ------- --------     ---------
                     (dollars in thousands)
1992          $3,600    4.75%      $5,400   $1,405        4.89%
1993          $2,000    4.31%      $8,000   $4,557        4.46%
1994          $6,200    6.98%      $6,200   $2,176        5.80%

     (1) Average amounts outstanding during the year were computed on daily outstanding balances.
     (2) Weighted average interest rates during the year were computed by dividing actual interest expense by the average amounts outstanding.

=================================================================

10.  COMMITMENTS AND CONTINGENCIES

LEASES- The Company is obligated under operating leases for certain office space and equipment for various periods through 2007. The Company is also obligated under capital leases for certain furniture, telephone and computer equipment.

Certain of the leases for office space require the Company to pay, as additional rent, any allocable increases in real estate taxes and other expenses over a specified base rent. Total rental expense was $5.4 million, $5.7 million, and $4.8 million for the three years ended December 31, 1994, 1993, and 1992.

These operating and capital leases are due in approximate amounts as follows:

=================================================================
Year ended                     (Dollars in thousands)
December 31,                  Operating        Capital
- ---------------               ---------        -------
1995                            $6,416         $  89
1996                             5,169            48
1997                             2,981            16
1998                             1,991             -
1999                             1,967             -
2000 and subsequent              7,127             -
                                                _____
Total Capital Lease Payments                     153
Less Interest                                   ( 15)
Present Value                                 -------
 of Capital Lease Payments                    $  138
                                              =======

=================================================================
The Company leases its corporate headquarters, data processing center and the office space for three of its collection operations from partnerships in which certain officers and directors of the Company are the principal partners. The terms of the leases provided for aggregate annual payments of approximately $2.2 million, $2.1 million and $2.1 million for the three years ended December 31, 1994, 1993 and 1992. Such lease amounts are subject to an escalation adjustment, not to exceed 5% annually. All operating and maintenance costs associated with these buildings are paid by the Company. In the opinion of management, the terms of the leases are at least as favorable as could have been obtained in arm's-length negotiations with an unaffiliated lessor.

OTHER CONTINGENCIES - At December 31, 1994, the Company was involved in a number of legal proceedings and claims that were routine to the nature of the collection business. The Company has provided for the estimated uninsured amounts and costs of defense against these pending suits through charges to operations and believes that reserves it has established for ultimate settlement are adequate at December 31, 1994.

On August 2, 1993 a complaint was filed by the Department of Justice on behalf of the Federal Trade Commission against the Company based on alleged violations of the Federal Fair Debt Collection Practices Act. The Company has established a reserve which it believes is adequate to cover the costs associated with this pending litigation.


Reliance National Insurance Co. Ltd. (RNIC), a wholly owned subsidiary in Bermuda, provides professional liability insurance coverage for the Company. As of December 31, 1994, RNIC has recorded reserves totaling $1.3 million for future reported and unreported claims.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF PAYCO AMERICAN CORPORATION:

We have audited the accompanying consolidated balance sheets of Payco American Corporation (a Wisconsin corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Payco American Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.




Milwaukee, Wisconsin,                  ARTHUR ANDERSEN LLP
February 10, 1995.



MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATIONS
- -----------------------------------------------------------------
RESULTS OF OPERATIONS

Accounts received for collection for the year ended December 31, 1994 were $3.2 billion, or an 8% decrease when compared to the year ended December 31, 1993. Included in the 1993 total accounts received for collection were approximately $190 million from certain government programs, compared to $164 million in 1994. Also, accounts received for collection for 1993 included approximately $73 million from a student loan client that ceased operations in late 1993.

Operating revenue for the three years ended December 31, 1994 is summarized below.
===============================================================
Revenue (in thousands)            1994      1993       1992
- ----------------------          --------    ------    --------
Collection                      $114,399   $115,062   $ 92,837
Accounts Receivable-Purchased     13,128     14,272     11,551
Student Loan Billing               6,876      6,717      6,629
Medicaid Billing                   5,717      6,348      4,787
Telemarketing                      6,665      5,551      5,066
Other                              3,911      2,845      2,715
                                 --------  --------   ---------
Total Operating Revenue         $150,696   $150,795   $123,585

===============================================================

1994 vs. 1993

Collection revenue decreased to $114.4 million during 1994 compared to $115.1 million in 1993. The overall decline in collection revenue was primarily due to declining contingency rates brought on by competition and a decrease in collection revenue from a student loan client which ceased operations in 1993. However, collection revenue benefited as a result of the IMC acquisition, the foreign operations and expanded services to new and existing clients.

Revenue from purchased accounts receivable portfolios decreased
8.0% to $13.1 million in 1994, compared to $14.3 million in 1993.

During 1994 the Company purchased eleven accounts receivable portfolios at a cost of $17.3 million, of which $6.1 million were purchased during the fourth quarter of 1994.

Billing revenue, including Student Loan, Medicaid and Other billing revenue, increased 3.7% from $15.9 million in 1993 to $16.5 million in 1994. Included in Other billing revenue are customized billing services for the health care industry and letter programs for retail and health care clients.

Telemarketing revenue increased 20.1%, from $5.6 million in 1993 to $6.7 million in 1994, primarily as a result of sales to new clients and increased business volume from existing clients.

The Federal Government has approved a direct student loan program, the four year implementation of which began in July, 1994. The initial phase-in of this program had little impact on the Company. The Company will continue to actively monitor the change and seek opportunities in the industry.

The debate over the nation's health care system continues to be monitored by the Company. It remains unclear at this time what changes will be implemented, when they will be implemented and what their eventual impact will be, if any, on the Company's business.

Operating expenses decreased $1.1 million, to $142.2 million in 1994, compared to $143.3 million in 1993. Factors which have impacted the overall decrease in operating expense are the following.

Salaries and benefits, the Company's largest expense, increased by 0.9% between years to $82.8 million. During 1994 compensation expense included $2.3 million due to the acquisition of IMC and foreign operations. Exclusive of the effect of the IMC acquisition and foreign operations, salaries and benefits decreased 1.8%, primarily as a result of staff reductions which occurred during the second half of 1993. The Company does not provide post-retirement health or life insurance benefits or significant post-employment benefits to employees.

Telephone expense increased 6.8% to $10.8 million in 1994. Telephone expense includes expense associated with dedicated communication datalines, local and long distance service and maintenance on telephone equipment. Local and long distance service expense increased by $832,000, primarily because of acquisitions, increased telemarketing business, and a change in the long distance calling patterns. During the first half of 1994 the Company upgraded its telephone systems in certain locations through the purchase of technologically advanced equipment at a cost of approximately $1.2 million. During the third quarter of 1994 the Company renegotiated its contracts for long distance service and benefited from lower long distance rates beginning in the fourth quarter.

Postage and supplies expense decreased 2.7% between years to $9.0 million. Postage and supplies expense historically fluctuates with the number of accounts received for collection and with the U.S. postal rate. Effective January 1, 1995 the Company's cost per letter will increase approximately 10% due to the U.S. postal rate increase.

Occupancy costs, which includes expense for leased office space, depreciation of furniture and fixtures, amortization of leasehold improvements and rental and repair of office equipment, decreased 4.1% between 1994 and 1993 to $8.4 million. Expense related to leased office space declined $496,000 between years as a result of planned office space reduction and renegotiated leases at certain locations. Increased space rental due to the acquisition of IMC, to foreign operations and to expansion in other locations resulted in additional rental costs of $215,000 during 1994.

Data processing equipment costs decreased 7.4% to $7.4 million in 1994. The decrease in data processing equipment costs is attributable primarily to savings realized under the renegotiated maintenance contract with the Company's major computer vendor which took effect in January 1994. Depreciation expense on computer equipment decreased $270,000 during 1994 when compared to 1993. During the last half of 1994 the Company began investment in hardware and software to support the Company's "World-class Integrated Network" (WIN). WIN is the Company's new receivable management system which will replace PACS (Payco Automated Collection System). During the third quarter of 1994 the Company installed WIN in its Lakeland, Florida location. The Company will invest approximately $15 million for the purchase and customization of WIN in all offices. The conversion of additional offices is scheduled to begin in mid-1995 and will continue through 1996. The Company also plans to invest approximately $4.0 million over the next two years in order to upgrade its automated student loan billing system.

Amortization of acquisition costs was $12.5 million in 1994, compared to $13.9 million in 1993. This expense category includes the amortization of non-compete agreements, debtor account inventory, goodwill and purchased accounts receivable portfolios. Amortization expense associated with purchased accounts receivable portfolios decreased by $1.5 million between years to $10.3 million. This decrease is due to the decreased collection activity on the portfolios.

Other operating costs were level between years at $11.4 million.
Other operating costs includes, among other categories, business insurance, legal expenses, skip tracing costs and travel and entertainment costs.

In August 1993 the Company invested in joint ventures with operations in Mexico and Japan. In July of 1994 the Company initiated operations in Puerto Rico. The investment in these entities provides the Company with the opportunities to extend accounts receivable management services and technology to these countries. The Consolidated Statements of Income include the

Company's interest in the operating results of these new entities. While there is significant opportunity in these countries, these investments did not have a significant impact on overall earnings in 1994.

Effective January 1, 1995 the Company purchased certain assets of Furst and Furst, one of the nations' leading commercial debt collection firms. On February 1, 1995 the Company bought the collection business of Continental Credit Adjustors (CCA). CCA is located in Houston, Texas and serves medical and retail markets in the state of Texas. On a combined basis, these companies generated over $8.0 million in revenue in 1994. Key management and sales personnel remain with the Company.


Other income increased by $40,000, while interest expense decreased by $120,000 when compared to the year ended December 31, 1993. Other income consists primarily of interest income. The decrease in interest expense is due primarily to the decrease in average borrowings under the Company's line of credit, which were used primarily to finance accounts receivable purchases.

The effective tax rate increased between years from 44.9% to 45.7%. The effective tax rate fluctuates as a result of levels of pre-tax income, nondeductible expense and changes in the mix of state income tax rates.

Earnings per share in 1994 was $0.45 compared to $0.40 in 1993.
The increase in earnings per share is primarily attributable to improved operating margin in 1994 as a result of cost control measures taken by the Company.

1993 vs. 1992

Collection revenue for the year ended December 31, 1993 increased 23.9% over the same periods of the prior year. Collection revenue attributable to the 1992 acquisition of businesses was $20.1 million during 1993, compared to $6.7 million in 1992, of which $15.5 million in 1993 and $3.5 million in 1992 was attributable to FM Services Corporation (FMSC). FMSC was acquired October 1, 1992. Excluding the effect of acquisitions, collection revenue increased by $8.8 million, or 10.3%. Collection revenue was favorably impacted by increased collections in the student loan and utility industries and increased collection-related project revenue.

Revenue from purchased accounts receivable portfolios increased 23.6% The increase in revenue in this category was primarily a result of an increase in purchasing activity and the collection on the accounts purchased. In 1993 the Company purchased nine portfolios at a total cost of $15.1 million.

Billing revenue, including student loan, Medicaid and other billing revenue increased in 1993 to $15.9 million compared to 1992. The Medicaid billing operations of the Company alone experienced a 32.6% increase in revenue between 1992 and 1993 to $6.3 million. The increased revenue in the billing categories was due primarily to expansion of the Company's client base through increased sales.

Telemarketing revenue increased 9.6% between 1992 and 1993 to $5.6 million, primarily as a result of the acquisition of FMSC. Exclusive of the effect of FMSC, telemarketing revenue declined by $2.2 million. The decline in political campaign business negatively impacted telemarketing revenue in 1993 compared to 1992.

Salaries and benefits increased by 22.9% between years to $82.0 million. Employment increases associated with acquired businesses accounted for $9.9 million of the increase in salaries and benefits. Certain line and staff positions were eliminated during 1993, having a favorable impact on the Company's operating margin during the second half of 1993.

Telephone expense increased 24.5% to $10.2 million in 1993.
Local and long distance service expense increased by $2.1 million, primarily because of acquisitions and the more intense utilization of predictive dialing equipment.

Postage and supplies expense increased 13.3% between years to $9.2 million. Exclusive of 1992 acquisitions of businesses, postage and supplies expense increased 7%. Postage and supplies expense historically fluctuate with the level of accounts received for collection.

Occupancy costs increased 14.9% between 1993 and 1992 to $8.7 million. Excluding the acquisition activity, occupancy costs increased by 4.7%. During 1993 the Company consolidated certain offices into other existing locations and renegotiated certain other leases to reduce square footage and future monthly rent expense.

Data processing equipment costs increased by $1.9 million to $7.9 million or 32%, in 1993 compared to 1992. Acquisitions in 1992 accounted for $1.5 million of this increase. Exclusive of the effect of businesses purchased in 1992, data processing equipment costs increased 7%. Also contributing to the increase was depreciation expense associated with purchases of predictive dialing equipment.

Amortization of acquisition cost was $13.9 million in 1993, compared to $10.9 million in 1992. Amortization expense associated with purchased accounts receivable portfolios increased by $2.9 million between years to $11.8 million. This increase is due to the increase in the volume of accounts purchased and corresponding collections.

Other operating costs increased by $1.2 million, or 11.4% over 1992, to $11.4 million. Other operating expenses, exclusive of 1992 acquisitions, increased 4.7%. The Company experienced increases in business and legal expense of $294,000, due primarily to ordinary and routine litigation incidental to its business. Skip tracing costs increased by $232,000, while certain sales costs, including travel and entertainment and fees paid for preferred vendor status with various organizations, increased $581,000 when compared to 1992.

Other income decreased by $37,000, while interest expense increased by $174,000 when compared to the year ended December 31, 1992. Other income consists primarily of interest income. The decrease in interest income was due to a decline in interest rates. The increase in interest expense was due primarily to the increase in borrowings under the Company's line of credit.

The effective tax rate increased between years from 43.1% to 44.9%. The effective tax rate fluctuated as a result of levels of pre-tax income, nondeductible expenses and changes in the mix of state income tax rates.

Earnings per share in 1993 was $0.40, compared to $0.33 in 1992. The increase in earnings per share was primarily attributable to increased revenues and improved operating margins in the second half of 1993 as a result of cost control measures taken by the Company.

EFFECT OF INFLATION

Compensation and benefits, the Company's largest expense category, is sensitive to fluctuations in the rate of inflation.

LIQUIDITY AND CAPITAL RESOURCES

On December 14, 1994 the Company and its bank agreed to increase the Company's line of credit from $15 million to $25 million.
All loans made to the Company by the bank under the line of credit are payable upon demand and are evidenced by a single promissory note. The Company is not required to maintain compensating balances, and there are no restrictive covenants under the agreement. As of December 31, 1994, the Company had $18.8 million available under the line of credit. Funds borrowed during 1994 were used primarily to finance the purchase of accounts receivable. The weighted average interest rate at December 31, 1994 was 6.98% The maximum rate of interest at December 31, 1994 was 7.40%. The Company considers the line of credit to be its primary liquidity resource.

The Company expects to continue to make investments in property and equipment in order to support the long-term growth of the Company. During 1994, the Company began implementation and installation of WIN, a technologically advanced collection system which will replace PACS. The total capital expenditure associated with this project is estimated to be approximately $15 million and will occur over the next two years. The Company also expects to invest approximately $4.0 million over the next two years in order to upgrade its automated student loan billing system. Such expenditures are necessary in order for the Company to enhance its ability to provide superior collection results, respond to changing market requirements and to reduce the overall cost of the data processing operation in future years. In addition, the Company will continue to actively pursue the accounts receivable purchase program and the acquisition of certain collection and related businesses.

While there are a variety of factors that could have an impact on the actual amount of future capital expenditures, the Company anticipates that total capital expenditures for 1995 will be approximately $10 million.

The Company's formal commitments consist primarily of operating leases for office space and certain capitalized leases. For additional information refer to Note 10 of the Notes to Consolidated Financial Statements.

The Company has reviewed its liquidity in relation to planned capital expenditures, growth in working capital to support increased business, and its acquisition program. To the extent internal funding may not be sufficient to meet its future cash requirements, the Company plans to utilize its line of credit, which it considers to be adequate to meet its needs.

[Description of Back Cover and Back Inside Cover]
- -----------------------------------------------

Back Cover:  Centered at bottom of cover:

               PAYCO(registered trademark) AMERICAN
               C O R P O R A T I O N
               The Receivable Management Company

               Corporate Headquarters
               180 N. Executive Drive
               Brookfield, Wisconsin  53005
               Telephone (414) 784-9035

Inside of Back Cover:
- --------------------
Left side of back cover:
- -----------------------
  METROPOLITAN LOCATIONS
[Listed down the left side of the back cover are the following metropolitan locations]: Atlanta, GA, Augusta, ME, Baltimore, MD, Boston, MA, Brookfield, WI, Chicago, IL, Cincinnati, OH, Cleveland, OH, Columbus, OH, Dallas, TX, Denver, CO, Detroit, MI, Edison, NJ, Fort Myers, FL, Herndon, VA, Houston, TX, Indianapolis, IN, Jacksonville, FL, Lakeland, FL, Las Vegas, NV, Los Angeles, CA, Miami, FL, Minneapolis, MN, Oklahoma City, OK, Orlando, FL, Philadelphia, PA, Phoenix, AZ, Pittsburgh, PA, Pleasanton, CA, Portland, OR, Richmond, VA, Rochelle Park, NJ,
San Juan, PR, Seattle, WA, Springfield, OH, Springfield, MO, Tucson, AZ, Washington<DC, Yonkers, NY

  INTERNATIONAL LOCATIONS

Mexico City, Mexico, Tokyo, Japan

[Center to right side of inside back cover]:
- ------------------------------------------
OFFICERS AND DIRECTORS

DENNIS G. PUNCHES                 WILLIAM W. KAGEL
Chairman of the Board             Senior Vice President-
                                  Production
NEAL R. SPARBY                    Director
President
Chief Operating Officer           ALVIN W. KEELEY
Director                          Senior Vice president- Marketing
                                  Director
DAVID S. PATTERSON
Executive Vice President          SUSAN MATHISON
Chief Operating Officer           Vice President-Administation
Director                          Secretary

JAMES R BOHMANN                   BO S. GORANSON
Senior Vice President-            Director
Corporate Development
Treasurer                         WILLIAM A. INGLEHART
Director                          Director

PATRICK E. CARROLL                RAYMOND J. LARKIN
Senior Vice President-Sales       Director
Director
                                  RICHARD G. MILES
PHILIP C. COLIN                   Director
Vice President-Information
 Services                         DENNIS SHEA
                                  Director

- -----------------------------------------
CRAMER, MULTHAUF & HAMMES
Legal Counsel

ARTHUR ANDERSEN LLP
Auditors

FIRST BANK-MILWAUKEE
Transfer Agent

A copy of the Company's 10-K Annual Report, filed with the Securities and Exchange Commission, is available to stockholders by written request to:

SUSAN MATHISON
PAYCO AMERICAN CORPORATION
180 N. EXECUTIVE DRIVE
BROOKFIELD, WISCONSIN 53005

[RECYCLED PAPER SYMBOL] Printed on recycled paper